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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2002

TRANSGENE S.A.

(Translation of registrant's name into English)

11, Rue de Molsheim
67082 Strasbourg Cedex
France
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

Enclosure:	Press release dated October 22, 2002 announcing Transgene appoints Christophe Mérieux Chairman of the Board.

CONTACT:
Transgene	Cohn & Wolfe	Euro RSCG Omnium
J-François Carmier	Julie Huang	Marie-Carole de Groc
CEO	(212) 798 9814	(+33) 1 41 34 40 49
(+ 33) 3 88 27 91 21	Julio Cantre (212) 798 9779

Transgene Appoints Christophe Mérieux Chairman of the Board

        Strasbourg, France, October 22, 2002—Transgene (Nasdaq: TRGNY; Nouveau Marché: TRANSGENE—6274) today announced the appointment, by the board of directors at its meeting held on October 21, of Dr. Christophe Mérieux as Chairman of the Board. He succeeds his father, Mr. Alain Mérieux, who stepped down pursuant to the new French law restricting the number of concurrent chairmanships that may be held by an individual. Mr. Alain Mérieux will continue to serve as a director of the board.

        Christophe Mérieux will continue to serve as Corporate Vice President for Research and Medical Affairs of bioMérieux.

        Other changes to the board of directors of Transgene include:

  —
  the election to the board, at Transgene's shareholders meeting on June 25, 2002, of Dr. Michel Klein. The terms of Professor Paul Berg and Mr. Stephen Burrill expired at that meeting. Prof. Paul Berg will continue to serve on Transgene's Scientific Board;

  —
  the appointment to the board of Nouvelle bioMérieux Alliance, as the successor to bioMérieux Pierre Fabre;

  —
  the resignation of Mr. Arnaud Fayet, who was also required to step down as a consequence of the new law restricting the number of directorships that a person may hold.

  Dr. Christophe Mérieux, 35, has been a director of the board of Transgene since 1994. He graduated from the Faculté de Médecine of Lyon with a special focus on infectious diseases.

  Dr. Michel Klein graduated from the Faculté de Médecine de Paris and performed his internship at the Hôpitaux de Paris-Assistance Publique. He was previously Professor of Immunology at the University of Toronto and served as Vice President Research of Connaught Laboratories in Toronto, Vice President Science and Technology of Pasteur Mérieux Connaught, and Vice President Science and Technology of the Aventis Pasteur Group. He is presently Chief Executive Officer of the Federal Center of Excellence for vaccines and immunotherapies, CANVAC. He serves on several scientific boards of companies and institutions in the area of vaccinology and research in biotechnology. He will also serve on Transgene's Scientific Board.

        Transgene, based in Strasbourg, France, with an office near Boston, Massachusetts, is a biopharmaceutical company dedicated to the discovery and development of gene therapy products and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the development of gene therapy products for the treatment of cancer. Transgene has five products in clinical development, two of which are in Phase II clinical trials for six different indications and three of which are in Phase I clinical trials. Transgene's proprietary vector technology platform consists of multiple vector families with an emphasis on adenovirus, poxvirus and non-viral vectors.

Société anonyme au capital de 13 005 786 euros—R.C. Strasbourg B 317 540 581
11, rue de Molsheim—67082 Strasbourg Cedex (France) Tél : + 33 3 88 27 91 00 Fax : + 33 3 88 27 91 11

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2002	Transgene S.A.
	By:	/s/ GHISLAINE GILLERON Ghislaine GILLERON Director of Legal Affairs

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Transgene Appoints Christophe Mérieux Chairman of the Board
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